1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Occidental Petroleum Corporation Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      OCCIDENTAL PETROLEUM CORPORATION
                        SAVINGS PLAN

                      By: /s/ Samuel P. Dominick, Jr.
                          ------------------------------------------------------
                          Samuel P. Dominick, Jr. - Member of the
                            Occidental Petroleum Corporation
                            Pension and Retirement Plan Administrative Committee
Dated: June 24, 2003

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                              Financial Statements

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                                               PAGE
Independent Auditors' Report                                                                     1

Statements of Net Assets Available for Benefits - December 31, 2002 and 2001                     2

Statement of Changes in Net Assets Available for Benefits - Year ended December 31, 2002         3

Notes to Financial Statements                                                                    4

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2002              14


All schedules omitted are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Occidental Petroleum Corporation
 Pension and Retirement Plan Administrative Committee:


We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors, who have ceased operations, were engaged to audit the financial statements of the Plan as of December 31, 2001 whose report dated May 13, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedule, schedule H - line 4i - schedule of assets (held at end of year) is presented for the purposes of additional analysis and is not a required part of the 2002 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2002 basic financial statements taken as a whole.


/s/ KPMG LLP

Los Angeles, California
April 25, 2003

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001

                          (Dollar amounts in thousands)

                                ASSETS                              2002               2001
                                                               --------------     --------------
Cash                                                           $           10                 --
Investments:
   At fair value:
      Common stocks                                                   362,026            311,978
      Mutual funds                                                    268,113            317,324
      Participant loans                                                17,492             11,832
      Common/collective trust                                           6,534              4,983
      Plan interest in Master Trust                                     1,659              1,278
   At contract value:
      Guaranteed Investment Contract                                  185,199            142,352
                                                               --------------     --------------
               Total investments                                      841,023            789,747
                                                               --------------     --------------
Receivables:
   Interest and dividends                                               3,013              2,739
   Participant contributions                                            1,153              1,016
   Employer contributions                                                 730                698
   Due from securities broker                                              --              3,133
                                                               --------------     --------------
               Total receivables                                        4,896              7,586
                                                               --------------     --------------
               Total assets                                           845,929            797,333
                                                               --------------     --------------
                             LIABILITIES
Accrued liabilities                                                        56                 48
Due to securities broker                                                   --              1,048
                                                               --------------     --------------
               Total liabilities                                           56              1,096
                                                               --------------     --------------
               Net assets available for plan benefits          $      845,873            796,237
                                                               ==============     ==============

See accompanying notes to financial statements.

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2002

                          (Dollar amounts in thousands)

Additions:
   Additions to net assets attributable to:
      Investment income (loss):
         Interest and dividend income                          $       14,551
         Net depreciation in fair value of investments                (48,343)
                                                               --------------
               Total investment loss                                  (33,792)
                                                               --------------
      Contributions:
         Participant                                                   35,639
         Employer                                                      22,072
         Participant rollover                                          15,303
                                                               --------------
               Total contributions                                     73,014
                                                               --------------
      Transfers from other plans                                      105,172
                                                               --------------
               Total additions                                        144,394
                                                               --------------
Deductions:
   Deductions from net assets attributable to:
      Benefits paid to participants                                    93,909
      Plan expenses                                                       849
                                                               --------------
               Total deductions                                        94,758
                                                               --------------
               Net increase                                            49,636

Net assets available for plan benefits:
   Beginning of year                                                  796,237
                                                               --------------
   End of year                                                 $      845,873
                                                               ==============

See accompanying notes to financial statements.

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  DESCRIPTION OF THE PLAN

     The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     (b)  PLAN ADMINISTRATION

          The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Members of the Committees are selected by the board of directors of OPC. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the Trustee) is the trustee and custodian of a trust fund, which holds all of the assets of the Plan.

     (c)  CONTRIBUTIONS

          PARTICIPANT CONTRIBUTIONS - Participants may contribute up to 15% of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations. Effective June 1, 2002, this deferral percentage was increased to 34% for participants whose annual compensation is less than $85,000.

          EMPLOYER CONTRIBUTIONS - For non-collective bargaining employees, the Company contributed 100% of a participant's contribution up to the first 6% of compensation. For collective bargaining employees, the Company contributed 50%, 75%, or 100% as negotiated by their respective unions, of the first 6% of eligible compensation that a participant contributed to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).

     (d)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses and investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


                                       4                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (e)  VESTING

          Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Generally, a participant is 20% vested for each year of service and is 100% vested after five years of credited service.

     (f)  PARTICIPANT LOANS

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 25% of the participant's base compensation. Loan terms range from 1 to 5 years for general-purpose loans and 6 to 10 years for primary residence loans. The loans are secured by the balance in the participant's account and bear interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan is approved. Interest rates ranged from 3.5% to 7.0% on loans outstanding as of December 31, 2002. Principal and interest is paid ratably through monthly payroll deductions.

     (g)  DISTRIBUTIONS

          Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000, may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump sum payment, (ii) straight-life annuity, (iii) 10-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance is $5,000 or less, may receive distributions only under options (i), (v), or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

     (h)  FORFEITED ACCOUNTS

          Forfeited nonvested accounts are used to reduce Employer contributions. During 2002, Employer contributions were reduced by approximately $286,000 from forfeited nonvested accounts. Unallocated forfeitures at December 31, 2002 were not significant to the financial statements.

     (i)  INVESTMENT OPTIONS

          The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions, in 1% increments, in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.


                                       5                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (j)  PLAN AMENDMENTS

          During 2001, the Plan was amended to reflect the various tax law changes enacted under the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997 and the IRS Restructuring Act and Reform Act of 1998 (GUST). The Plan was also amended to reflect the transfers of certain participant accounts from the Occidental Chemical Corporation Savings and Investment Plan to the Plan, as well as changes to Plan investment options.

          Effective June 1, 2002, the Plan was amended to designate the Matching Account held under the Plan as an employee stock ownership plan and to allow participants the option to have dividends re-invested in the Oxy Stock Fund or distributed in the form of cash.

     (k)  PLAN MERGERS

          Effective February 28, 2002, the Oxy Vinyls, LP Savings Plan was merged into the Plan. As a result of the merger, the Plan became a multiple employer plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the 2001 financial statements to be consistent with the current year presentation.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value except for the investments in guaranteed investment contracts, which are valued at contract value (notes 3 and 5). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The unit price of common or commingled trust funds is based on the current market values of the underlying assets of the fund. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

          Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the day the investments are sold during the year. Unrealized gains and losses of investments are based on the market value of the assets at the beginning of the year or at the time of purchase for


                                       6                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


          assets purchased during the year, and the related fair value at the end of the year. Net realized and unrealized depreciation in fair value of investments is reflected in the accompanying statement of changes in net assets available for benefits as "net depreciation in fair value of investments."

     (d)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

     (e)  RISKS AND UNCERTAINTIES

          The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          Additionally, many mutual funds invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

          Derivative financial instruments are used by the Plan's equity and fixed income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

          As of December 31, 2002 and 2001, approximately 39% and 35% of total Plan investments, respectively, were invested in the Oxy Stock Fund.

(3)  INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets (dollar amounts in thousands):

                                                                     DECEMBER 31
                                                            -----------------------------
                                                                2002             2001
                                                            ------------     ------------
          Oxy Stock Fund *                                  $    330,778          276,693
          Primco Fixed Income GICs                               185,199          140,820
          Vanguard S&P 500 Index Fund                            132,416          105,340
          Cap Guardian US Balance Mutual Fund                     45,560           54,327
          Fidelity Magellan Large Cap I Fund                      44,594           57,016
          Fidelity Large Cap II Contrafund                            --           60,010
          All other investments less than 5%                     102,476           95,541
                                                            ------------     ------------
            Total Investments                               $    841,023          789,747
                                                            ============     ============


     *    Participant- and nonparticipant-directed


                                       7                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $48,343,000, as follows (dollar amounts in thousands):


          Common stock                            $     11,281
          Mutual funds                                 (59,417)
          Interest in Master Trust                        (207)
                                                  ------------
                                                  $    (48,343)
                                                  ============

(4)  OXY STOCK FUND

     Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund which includes both participant- and nonparticipant-directed investments is as follows (dollar amounts in thousands):

                                                      DECEMBER 31,
                                                 2002             2001
                                             ------------     ------------
          Net assets:
             Oxy Stock Fund                  $    330,778     $    276,693
                                             ============     ============

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
          Changes in net assets:
             Contributions                                    $     26,890
             Investment income                                      11,486
             Net appreciation in fair value of investments          20,674
             Transfers between funds                                (9,799)
             Benefits paid to participants                         (39,601)
             Administrative expenses                                   (82)
             Transfer from other plan                               44,517
                                                              ------------
                                                              $     54,085
                                                              ============

(5)  GUARANTEED INVESTMENT CONTRACTS

     The Stable Value Fund includes deposits for guaranteed investment contracts
     (GICs) and synthetic GICs. The Plan's investments in GICs are included in the statements of net assets available for benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.


                                       8                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time or the withdrawals resulting from such an event will be funded outside the contracts' provisions, these "potential" limitations do not jeopardize the contract value reporting for these investments.

     Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the "wrapper" contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value of the general account investment type GICs is derived by comparing the contract value, on a duration basis, to the yield curve. Fair value of the nonparticipating synthetic GICs is determined by comparing each contract, on a duration basis, to a Treasury yield curve at year end, plus 40 basis points. Fair value for security-backed investment contracts was derived from outside sources, based on the type of investment held.

     GICs provide a fixed crediting interest rate and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

     Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

     Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust are separately valued and disclosed. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

     During 2002 and 2001, the average yield earned on amounts invested in the GICs was 5.52% and 6.35%, respectively. As of December 31, 2002 and 2001, the average crediting interest rate on such contracts was 4.97% and 6.10%, respectively. There were no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at


                                       9                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     the time of purchase. The reset values for security backed investment rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return, plus a fixed basis point spread. The following is a reconciliation between the contract value and the fair value of the GICs at December 31, 2002 (dollar amounts in thousands):

                                                                                     CREDITING
                                                                        DURATION   INTEREST RATE   CONTRACT       FAIR
                                                                         (YEARS)     PERCENTAGE      VALUE       VALUE
                                                                        --------   -------------   ---------   ---------
     Security backed investments:
        INVESCO Group Trust:
           Monumental Life Insurance Co.                                    0.25            1.60%  $   2,503   $   2,510
           Allstate Life Insurance Co.                                      3.53            5.66      28,228      29,730
           Monumental Life Insurance Co.                                    4.00            5.36       2,034       2,188
           Bank of America NT & SA                                          2.15            3.86      32,997      33,666
           ING Life Insurance & Annuities Co.                               2.20            2.49       5,706       5,750
                                                                                                   ---------   ---------
                    Total INVESCO Group Trust                                                         71,468      73,844
                                                                                                   ---------   ---------
     Separate account:
        John Hancock Life Insurance                                         3.50            5.64       1,070       1,144
                                                                                                   ---------   ---------
                    Total separate account                                                             1,070       1,144
                                                                                                   ---------   ---------
                    Total nonsynthetic security-
                      backed investments                                                              72,538      74,988
                                                                                                   ---------   ---------
     Synthetics:
        JP Morgan Chase Bank                                                2.14            6.07      22,438      24,086
        Metropolitan Life Insurance Co.                                     2.64            5.74      18,739      20,026
        Monumental Life Insurance Co.                                       1.75            5.80      12,576      15,773
        State Street Bank & Trust                                           1.84            4.61      20,368      21,382
        UBS AG                                                              2.98            6.43      13,137      14,631
                                                                                                   ---------   ---------
                    Total synthetics                                                                  87,258      95,898
                                                                                                   ---------   ---------
     General account investments:
        John Hancock Life Insurance                                                                    2,091       2,244
        SunAmerica Life Insurance Co.                                                                    671         715
        IRT Stable Value Fund                                                                         17,659      18,203
                                                                                                   ---------   ---------
                    Total general account investments                                                 20,421      21,162
                                                                                                   ---------   ---------
     Short-term investment fund:
        Northern Trust Company                                                                         4,982       4,982
                                                                                                   ---------   ---------
                    Total guaranteed investment
                      contracts                                                                      185,199     197,030

        Less synthetic wrappers                                                                           --      (8,668)
        Less difference between the fair value and
          contract values on the non-synthetic GICs                                                       --      (3,228) 1
        Add difference between the fair value and
          contract values on the IRT Stable Value Fund                                                    --          65
                                                                                                   ---------   ---------
                    Total contract value of
                      guaranteed investment contracts                                              $ 185,199   $ 185,199
                                                                                                   =========   =========


                                       10                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     1 The difference of $3,228,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security-backed investments and general account investments that do not have synthetic wrappers associated with them.

     The following is a reconciliation between the fair value and the contract value of the GICs at December 31, 2001 (dollar amounts in thousands):

                                                                                     CREDITING
                                                                        DURATION   INTEREST RATE   CONTRACT       FAIR
                                                                         (YEARS)     PERCENTAGE      VALUE       VALUE
                                                                        --------   -------------   ---------   ---------
     Security backed investments:
        INVESCO Group Trust:
           Monumental Life Insurance Co.                                    0.25            2.12%  $   2,302   $   2,308
           Allstate Life Insurance Co.                                      3.66            6.18      25,029      25,234
           Monumental Life Insurance Co.                                    4.00            5.60       1,806       1,839
           Bank of America NT & SA                                          2.57            4.32       9,608       9,518
                                                                                                   ---------   ---------
                    Total INVESCO Group Trust                                                         38,745      38,899
                                                                                                   ---------   ---------
     Separate account:
        John Hancock Life Insurance                                         3.50            6.15         947         973
                                                                                                   ---------   ---------
                    Total separate account                                                               947         973
                                                                                                   ---------   ---------
                    Total nonsynthetic security-
                      backed investments                                                              39,692      39,872
                                                                                                   ---------   ---------
     Synthetics:
        JP Morgan Chase Bank                                                2.69            6.39      20,986      22,001
        Metropolitan Life Insurance Co.                                     2.66            6.64      13,961      14,744
        Monumental Life Insurance Co.                                       1.60            7.55      17,960      18,962
        State Street Bank & Trust                                           2.19            6.25      18,815      19,295
        UBS AG                                                              2.73            6.60      19,257      20,069
                                                                                                   ---------   ---------
                    Total synthetics                                                                  90,979      95,071
                                                                                                   ---------   ---------
     General account investments:
        John Hancock Life Insurance                                         0.25            3.76       4,214       4,272
        Sun America Life Insurance Co.                                      0.08            7.70         584         655
        Firstar Bank Milwaukee                                              0.08            6.97         297         297
                                                                                                   ---------   ---------
                    Total general account investments                                                  5,095       5,224
                                                                                                   ---------   ---------
     Short-term investment fund:
        Northern Trust Company                                                                         5,054       5,054
                                                                                                   ---------   ---------
                    Total guaranteed investment
                      contracts                                                                      140,820     145,221

     Stable Value Asset Fund                                                                           1,532       1,532
     Less synthetic wrappers                                                                              --      (4,092)
     Add difference between the fair value and
       contract values on the non-synthetic GICs                                                          --        (309) 2
                                                                                                   ---------   ---------
                    Total contract value of
                      guaranteed investment contracts                                              $ 142,352   $ 142,352
                                                                                                   =========   =========


     2 The difference of $309,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security backed investments and general account investments that do not have synthetic wrappers associated with them.


                                       11                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(6)  INVESTMENT IN MASTER TRUST

     The plan's investment assets include a convertible bond fund in which other plans also invest. This convertible bond fund is managed by Advent Capital Management and is one of the master trust investment accounts (Advent MTIA) in the OPC Master Retirement trust. At December 31, 2002 and 2001, the Plan's investment in the assets of the Advent MTIA represented an undivided interest of approximately 10% and 7%, respectively.

     The following table presents the aggregate fair value of investments held by, and investment income earned by, the Advent MTIA, in which the Plan owns an undivided interest, as stated above (dollar amounts in thousands):

                                                                                   DECEMBER 31,
                                                                               2002            2001
                                                                           ------------    ------------
     Investments at fair value as determined by quoted market price:
        Common/Collective Trust                                            $        156              --
        Common stock                                                                 --             330
        Preferred stock                                                           5,766           6,799
        Corporate bonds                                                          11,031          11,608
                                                                           ------------    ------------
                                                                           $     16,953          18,737
                                                                           ============    ============


                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                               2002
                                                                           ------------
     Investment income (loss):
        Net depreciation in fair value of investments:
           Common stock                                                    $       (161)
           Preferred stock                                                       (1,482)
           Corporate bonds                                                       (1,001)
                                                                           ------------
                                                                                 (2,644)

           Income from Common/Collective Trust                                        2
           Interest and dividends                                                   689
           Less investment expenses                                                (203)
                                                                           ------------
                                                                           $     (2,156)
                                                                           ============

(7)  RELATED-PARTY TRANSACTIONS

     The Trustee and OPC are parties in interest as defined by ERISA. The Trustee invests certain plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Expenses paid by the Plan to the Trustee for the year ended December 31, 2002 were insignificant.


                                       12                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(8)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

(9)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 24, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. However, the Committees, using their judgment and based on the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

(11) RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

                                                                               2002             2001
                                                                           ------------     ------------
     Net assets available for benefits per the financial statements        $    845,873          796,237
     Amounts allocated to withdrawing participants                               (4,205)          (5,841)
                                                                           ------------     ------------
     Net assets available for benefits per the Form 5500                   $    841,668          790,396
                                                                           ============     ============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002 (dollar amounts in thousands):

     Benefits paid to participants per the financial statements            $     93,909
     Add amounts allocated to withdrawing participants at
       December 31, 2002                                                          4,205
     Less amounts allocated to withdrawing participants at
       December 31, 2001                                                         (5,841)
                                                                           ------------
     Benefits paid to participants per the Form 5500                       $     92,273
                                                                           ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      SCHEDULE 1

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                          (Dollar amounts in thousands)

   (a)                         (b)                                       (c)                               (d)             (d)
                                                           DESCRIPTION OF INVESTMENT INCLUDING
 RELATED    IDENTITY OF ISSUER, BORROWER, LESSOR, OR   MATURITY DATE, RATE OF INTEREST, COLLATERAL,                      CURRENT
  PARTY                   SIMILAR PARTY                      PAR, MATURITY VALUE, OR DURATION              COST           VALUE
---------   ----------------------------------------   --------------------------------------------   -------------   -------------
            COMMON STOCK
               Adaptec Inc                             Common Stock, 45,700 shares                    $                         258
               ADC Telecommunications Inc              Common Stock, 105,300 shares                                             220
               Aetna Inc                               Common Stock, 5,100 shares                                               210
               Alexander & Baldwin Inc                 Common Stock, 15,200 shares                                              392
               Altria Group Inc (fka Phillip Morris)   Common Stock, 4,500 shares                                               182
               Amer Elec Pwr Co Inc                    Common Stock, 15,310 shares                                              418
               Amer Natl Ins Co                        Common Stock, 3,800 shares                                               312
               Andrew Corp                             Common Stock, 32,000 shares                                              329
               Arden Rlty Group Inc                    Common Stock, 13,500 shares                                              299
               Arrow Electr Inc                        Common Stock, 6,300 shares                                                81
               Avalonbay Cmntys Reit                   Common Stock 3,500 shares                                                137
               Avnet Inc                               Common Stock, 20,126 shares                                              218
               Aztar Corp                              Common Stock, 23,975 shares                                              342
               Bank One Corp                           Common Stock, 5,150 shares                                               188
               BK Amer Corp                            Common Stock, 8,500 shares                                               591
               Brunswick Corp                          Common Stock, 7,150 shares                                               142
               Burl Northn Santa Fe Corp               Common Stock, 14,500 shares                                              377
               Chubb Corp                              Common Stock, 7,000 shares                                               365
               Cigna Corp                              Common Stock, 3,950 shares                                               162
               Cimarex Energy Co                       Common Stock, 6,600 shares                                               118
               Coml Fed Corp                           Common Stock, 6,000 shares                                               140
               Coml Metals Co                          Common Stock, 30,000 shares                                              487
               Conmed Corp                             Common Stock, 18,600 shares                                              364
               Conocophillips                          Common Stock, 12,659 shares                                              613
               Cooper Ind Inc                          Common Stock, 4,800 shares                                               175
               Cooper Tire & Rubber Co                 Common Stock, 12,300 shares                                              189
               Corn Prods Intl Inc                     Common Stock, 11,600 shares                                              350
               Corning Inc                             Common Stock, 26,200 shares                                               87
               Crompton Corp                           Common Stock, 30,400 shares                                              181
               CSX Corp                                Common Stock, 3,000 shares                                                85
               CTS Corp                                Common Stock, 37,400 shares                                              290
               Dana Corp                               Common Stock, 12,200 shares                                              143
               Deluxe Corp                             Common Stock, 1,800 shares                                                76
               Dollar Thrifty Automotive Group Inc     Common Stock, 17,000 shares                                              360
               Dow Chem Co                             Common Stock, 10,200 shares                                              303
               Du Pont E I De Nemours & Co             Common Stock, 1,409 shares                                                60
               Duane Reade Inc                         Common Stock, 9,100 shares                                               155
               Eastman Chem Co                         Common Stock, 1,250 shares                                                46
               Empire Dist Elec Co                     Common Stock, 15,800 shares                                              289
               Esterline Technologies Corp             Common Stock, 12,200 shares                                              216
               Fed Dept Stores Inc Del                 Common Stock, 4,600 shares                                               132
               Felcor Lodging Tr Inc Com               Common Stock, 30,000 shares                                              343
               FHLMC                                   Common Stock, 1,800 shares                                               106
               Fid Natl Finl Inc                       Common Stock, 16,400 shares                                              538
               Fleetboston Finl Corp                   Common Stock, 13,000 shares                                              316
               Flowserve Corp                          Common Stock, 9,700 shares                                               143
               FMC Corp                                Common Stock, 19,100 shares                                              522
               FNMA                                    Common Stock, 3,525 shares                                               227
               Frontier Oil Corp                       Common Stock, 5,500 shares                                                95
               GA Pac Corp                             Common Stock, 5,500 shares                                                89
               Gardner Denver Inc                      Common Stock, 25,600 shares                                              520
               GBC Bancorp                             Common Stock, 20,000 shares                                              387
               Genuine Parts Co                        Common Stock, 12,350 shares                                              380
               Glaxo Smithkline Spons Adr              Common Stock, 10,500 shares                                              393
               Golden W. Fncl Corp                     Common Stock, 4,200 shares                                               302
               Goodyear Tire & Rubber Co               Common Stock, 3,850 shares                                                26
               Graftech Intl Ltd                       Common Stock, 35,400 shares                                              211
               Group 1 Automotive Inc                  Common Stock, 11,500 shares                                              275
               Harleysville Group Inc                  Common Stock, 14,150 shares                                              374
               Harsco Corp                             Common Stock, 7,100 shares                                               226
               Hewlett Packard Co                      Common Stock, 29,800 shares                                              517
               Hexcel Corp                             Common Stock, 15,100 shares                                               45
               Hughes Sup Inc                          Common Stock, 13,900 shares                                              380

                                                                    SCHEDULE 1-2

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                          (Dollar amounts in thousands)

   (a)                         (b)                                       (c)                               (d)             (d)
                                                           DESCRIPTION OF INVESTMENT INCLUDING
 RELATED    IDENTITY OF ISSUER, BORROWER, LESSOR, OR   MATURITY DATE, RATE OF INTEREST, COLLATERAL,                      CURRENT
  PARTY                   SIMILAR PARTY                      PAR, MATURITY VALUE, OR DURATION              COST           VALUE
---------   ----------------------------------------   --------------------------------------------   -------------   -------------
               Inamed Corp                             Common Stock, 5,200 shares                     $                         160
               Ingram Micro Inc                        Common Stock, 11,575 shares                                              143
               JLG Inds Inc                            Common Stock, 39,400 shares                                              297
               KB Home                                 Common Stock, 11,300 shares                                              484
               Kellwood Co                             Common Stock, 12,000 shares                                              312
               Kemet Corp                              Common Stock, 34,000 shares                                              297
               Kennametal Inc                          Common Stock, 12,400 shares                                              428
               Koger Equity Inc                        Common Stock, 25,100 shares                                              392
               Landamerica Finl Group Inc              Common Stock, 15,350 shares                                              544
               Lear Corp                               Common Stock, 6,200 shares                                               206
               Leggett & Platt Inc                     Common Stock, 9,700 shares                                               218
               Lehman Bros Hldgs Inc                   Common Stock, 7,175 shares                                               382
               Lincoln Elec Hldgs Inc                  Common Stock, 12,700 shares                                              294
               Lubrizol Corp                           Common Stock, 6,000 shares                                               183
               Mack Cali Rlty Corp                     Common Stock, 4,000 shares                                               121
               Magna Intl Inc                          Common Stock, 1,700 shares                                                95
               Masco Corp                              Common Stock, 11,500 shares                                              242
               May Dept Stores Co                      Common Stock, 7,250 shares                                               167
               Meadwestvaco Corp                       Common Stock, 11,464 shares                                              283
               Metlife Inc                             Common Stock, 11,200 shares                                              303
               Modine Mfg Co                           Common Stock, 21,100 shares                                              373
               Moog Inc                                Common Stock, 11,400 shares                                              354
               Natl Cy Corp                            Common Stock, 8,900 shares                                               243
               Norfolk Southn Corp                     Common Stock, 8,800 shares                                               176
               Nortel Networks Corp                    Common Stock, 117,200 shares                                             189
               Northeast Utilities                     Common Stock, 23,500 shares                                              356
    *       ** Occidental Petroleum Corp.              Common Stock, 11,336,867 shares                      264,353         322,534
               Office Depot Inc                        Common Stock, 11,000 shares                                              162
               OGE Energy Corp                         Common Stock, 22,400 shares                                              394
               OMI Corp                                Common Stock, 55,600 shares                                              233
               Partnerre Hldg Ltd                      Common Stock, 1,500 shares                                                78
               Peabody Energy Corp                     Common Stock, 2,500 shares                                                73
               Penn Engr & Mfg Corp                    Common Stock, 9,000 shares                                                96
               PFF Bancorp Inc                         Common Stock, 10,500 shares                                              328
               Pfizer Inc                              Common Stock, 17,050 shares                                              521
               Pharmacia Corp                          Common Stock, 2,200 shares                                                92
               PK PL Entmt Corp                        Common Stock, 21,800 shares                                              183
               Playtex Prods Inc                       Common Stock, 21,400 shares                                              211
               Pnm Res Inc                             Common Stock, 23,000 shares                                              548
               Post Pptys Inc Reit                     Common Stock 19,000 shares                                               454
               PPL Corp                                Common Stock, 10,500 shares                                              364
               Prime Hospitality Corp                  Common Stock, 53,300 shares                                              434
               Pulte Homes Inc                         Common Stock, 11,000 shares                                              527
               Quantum Corp Dssg                       Common Stock, 8,000 shares                                                21
               Qwest Communications Intl Inc           Common Stock, 70,100 shares                                              351
               Readers Digest Assn Inc                 Common Stock, 30,300 shares                                              458
               Regal Beloit Corp                       Common Stock, 25,000 shares                                              518
               Regions Fncl Corp                       Common Stock, 3,700 shares                                               123
               Reliance Stl & Alum Co                  Common Stock, 18,000 shares                                              375
               Reliant Res Inc                         Common Stock, 31,700 shares                                              101
               Rfs Hotel Invs Inc                      Common Stock, 42,600 shares                                              463
               Rock-Tenn Co                            Common Stock, 16,500 shares                                              222
               RTI Intl Metals Inc                     Common Stock, 50,000 shares                                              505
               Russ Berrie & Co Inc                    Common Stock, 3,300 shares                                               111
               SBS Technologies Inc                    Common Stock, 12,900 shares                                              118
               Schweitzer-Mauduit Intl Inc             Common Stock, 17,300 shares                                              424
               Searco Hldgs Inc                        Common Stock, 9,600 shares                                               427
               Sears Roebuck & Co                      Common Stock, 8,950 shares                                               214
               Seitel Inc Com                          Common Stock, 22,400 shares                                               12
               Sierra Pac Res                          Common Stock, 31,300 shares                                              203
               Silicon Val Bancshares                  Common Stock, 8,000 shares                                               146
               Smithfield Foods Inc                    Common Stock, 13,200 shares                                              262
               Smurfit-Stone Container Corp            Common Stock, 14,800 shares                                              228
               Solectron Corp                          Common Stock, 17,725 shares                                               63

                                                                    SCHEDULE 1-3

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                          (Dollar amounts in thousands)

   (a)                         (b)                                       (c)                               (d)             (d)
                                                           DESCRIPTION OF INVESTMENT INCLUDING
 RELATED    IDENTITY OF ISSUER, BORROWER, LESSOR, OR   MATURITY DATE, RATE OF INTEREST, COLLATERAL,                      CURRENT
  PARTY                   SIMILAR PARTY                      PAR, MATURITY VALUE, OR DURATION              COST           VALUE
---------   ----------------------------------------   --------------------------------------------   -------------   -------------
               Std Pac Corp                            Common Stock, 18,800 shares                                              465
               Summit Ppty Inc                         Common Stock 24,700 shares                                               438
               Tech Data Corp                          Common Stock, 4,900 shares                                               132
               Tellabs Inc                             Common Stock, 33,500 shares                                              244
               Temple Inland Inc                       Common Stock, 900 shares                                                  40
               Terex Corp                              Common Stock, 33,500 shares                                              373
               Tesoro Pete Corp                        Common Stock, 70,000 shares                                              316
               Thomas & Betts Corp                     Common Stock, 2,000 shares                                                34
               Torchmark Corp                          Common Stock, 5,300 shares                                               194
               Travelers Ppty Cas Corp                 Common Stock, 7,500 shares                                               110
               Tx Inds Inc                             Common Stock, 18,500 shares                                              450
               Txu Corp                                Common Stock, 3,000 shares                                                56
               V F Corp                                Common Stock, 1,400 shares                                                50
               Valero Energy Corp                      Common Stock, 18,100 shares                                              674
               Vans Inc                                Common Stock, 50,000 shares                                              284
               Vishay Intertechnology Inc              Common Stock, 12,900 shares                                              144
               Wa Mut Inc                              Common Stock, 18,600 shares                                              642
               Wachovia Corp                           Common Stock, 10,000 shares                                              364
               Wash Fed Inc                            Common Stock, 13,000 shares                                              323
               Whirlpool Corp                          Common Stock, 2,250 shares                                               117
               Wolverine Tube Inc                      Common Stock, 17,000 shares                                               97
               WPS Res Corp                            Common Stock, 4,200 shares                                               163
                                                                                                                      -------------
                                                       Total Common Stock                                                   362,026
                                                                                                                      -------------


            ** Includes nonparticipant-directed
               investments. No investment
               transactions exceeded 5% of the
               Plan's net assets.


            PARTICIPANT LOANS
    *         Participant loans, various maturities,
                interest rates range from 3.5% -
                7.0%, balances collateralized by
                participant account                                                                                          17,492
                                                                                                                      -------------

            VALUE OF INTEREST IN COMMON/COLLECTIVE
            TRUSTS
    *          Northern Trust Company                  Coltv Short Term Invt FD                                               6,534
                                                                                                                      -------------

            GUARANTEED INVESTMENT CONTRACTS
               Collective Short Term Investment Fund   Maturity 1/1/03, Yield 1.42%                                           4,982

               John Handcock                           #9698, Yield 5.64%                                                     1,070

               IRT Stable Value Fund                   #20949-087, Yield 4.52%                                               17,659

               Monumental Life Ins Co Contract         #SV-04253Q, Yield 5.05%                                                2,091

               Sun of America                          Maturity 1/2/04, Yield 7.70%                                             671

               Allstate Contract                       #77045-IOT, Yield 5.66%                                               28,228

               Bank of America                         #01-204, Yield 3.86%                                                  32,997

               ING Life Ins & Ann Co Contract          #60032, Yield 2.49%                                                    5,706

               JP Morgan Chase Bank:
                  Cash                                 --                                                                       207
                  Asset Securization Corp              Maturity 10/15/05, Yield 7.49%                                         2,112
                  Capital One Master Trust             Maturity 5/15/07, Yield 4.90%                                          2,131
                  Chase Credit Card MT                 Maturity 7/16/06, Yield 5.50%                                          1,681
                  CIT Equipment Collateral             Maturity 3/20/06, Yield 7.58%                                          3,321
                  CIT Equipment Collateral             Maturity 12/20/05, Yield 6.93%                                         1,826

                                                                    SCHEDULE 1-4

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                          (Dollar amounts in thousands)

   (a)                         (b)                                       (c)                               (d)             (d)
                                                           DESCRIPTION OF INVESTMENT INCLUDING
 RELATED    IDENTITY OF ISSUER, BORROWER, LESSOR, OR   MATURITY DATE, RATE OF INTEREST, COLLATERAL,                      CURRENT
  PARTY                   SIMILAR PARTY                      PAR, MATURITY VALUE, OR DURATION              COST           VALUE
---------   ----------------------------------------   --------------------------------------------   -------------   -------------
                  Federal Home Loan Mtge Co.           Maturity 9/1/31, Yield 6.05%                   $                       1,280
                  Federal National Mortgage Co.        Maturity 7/15/05, Yield 7.00%                                          1,172
                  Residential Asset Security           Maturity 2/25/17, Yield 7.81%                                          1,447
                  US Treasury                          Maturity 11/15/05, Yield 5.75%                                         2,261
                  US Treasury                          Maturity 11/15/05, Yield 5.88%                                         1,815
                  US Treasury                          Maturity 11/15/04, Yield 5.88%                                         4,818
                                                                                                                      -------------
                                                       Total Current Value of Underlying Assets                              24,071

               JP Morgan Chase Bank Wrapper            Synthetic Wrapper Agreement                                           (1,633)

                                                                                                                      -------------
                                                       Total Contract Value of JP Morgan Chase Bank                          22,438
                                                                                                                      -------------

               Metropolitan Life Ins Co:
                  Cash                                                                                                          131
                  DaimlerChrysler                      Maturity 1/8/04, Yield 7.63%                                           2,130
                  DLJ Comm Mtg.                        Maturity 8/10/09, Yield 6.93%                                          1,587
                  DVI Receivables                      Maturity 10/12/07, Yield 7.12%                                         2,081
                  Fannie Mae Whole Loan                Maturity 4/15/07, Yield 5.25%                                          2,247
                  Fannie Mae Whole Loan                Maturity 2/25/41, Yield 7.50%                                          1,197
                  Federal Home Loan Mortgage Co.       Maturity 7/15/05, Yield 7.00%                                            469
                  Federal Home Loan Mortgage Co.       Maturity 7/15/06, Yield 5.50%                                            914
                  Fleet Credit Card MT                 Maturity 6/15/06, Yield 5.60%                                          2,200
                  GMAC Comm. Mortgage Security Inc.    Maturity 5/15/08, Yield 5.83%                                          1,727
                  Household Private Lab MT             Maturity 3/15/07, Yield 5.50%                                          2,179
                  US Treasury                          Maturity 11/15/05, Yield 5.75%                                         3,164
                                                                                                                      -------------
                                                       Total Current Value of Underlying Assets                              20,026

               Metropolitan Life Ins Co Wrapper        Synthetic Wrapper Agreement                                           (1,287)
                                                                                                                      -------------
                                                       Total Contract Value of Metropolitan Life Ins Co                      18,739
                                                                                                                      -------------

               Monumental Life Ins Co:
                  Cash                                 --                                                                       527
                  Amresco Mtg                          Maturity 7/17/04, Yield 6.73%                                            338
                  DaimlerChrysler Auto Trust           Maturity 6/8/05, Yield 6.70%                                           1,475
                  DaimlerChrysler Auto Trust           Maturity 1/8/04, Yield 7.63%                                           1,257
                  Distribution Financial Services
                    Trust                              Maturity 12/15/03, Yield 5,84%                                           447
                  John Hancock Life Insurance          Maturity 2/25/03, Yield 6.88%                                          2,461
                  JP Morgan Chase Bank                 Maturity 1/15/09, Yield 7.59%                                          1,767
                  Merill Lynch Mortgage Investor       Maturity 2/18/04, Yield 6.95%                                            211
                  Morgan Stanley Capital Service       Maturity 11/15/28, Yield 7.22%                                           826
                  ORIX Credit Alliance Receivable
                    Trust                              Maturity 8/15/03, Yield 7.05%                                            221
                  Sears Credit Account Master          Maturity 11/15/05, Yield 6.45%                                         3,078
                  US Treasury                          Maturity 11/15/05, Yield 5.75%                                         3,164
                                                                                                                      -------------
                                                       Total Current Value of Underlying Assets                              15,772

               Monumental Life Ins Co Wrapper          Synthetic Wrapper Agreement                                           (3,196)
                                                                                                                      -------------
                                                       Total Contract Value of Monumental Life Ins Co                        12,576
                                                                                                                      -------------

               Monumental Life Ins Co                  #230TR, Yield 5.36%                                                    2,034

               Monumental Life Ins Co                  #00285TR, Yield 1.60%                                                  2,503

                                                                    SCHEDULE 1-5

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                          (Dollar amounts in thousands)

   (a)                         (b)                                       (c)                               (d)             (d)
                                                           DESCRIPTION OF INVESTMENT INCLUDING
 RELATED    IDENTITY OF ISSUER, BORROWER, LESSOR, OR   MATURITY DATE, RATE OF INTEREST, COLLATERAL,                      CURRENT
  PARTY                   SIMILAR PARTY                      PAR, MATURITY VALUE, OR DURATION              COST           VALUE
---------   ----------------------------------------   --------------------------------------------   -------------   -------------
               State Street Bank and Trust:
                  Cash                                 --                                             $                         353
                  Harley-Davidson Eaglemark            Maturity 1/15/16, Yield 4.50%                                          1,197
                  Union Acceptance Corp.               Maturity 6/8/03, Yield 7.44%                                             668
                  Americredit Auto Rec.                Maturity 11/12/08, Yield 4.41%                                         1,706
                  Carmax Auto Owner Tr                 Maturity 12/15/06, Yield 3.94%                                         1,691
                  US Treasury                          Maturity 11/15/05, Yield 5.75%                                         2,261
                  Fannie Mae Whole Loan                Maturity 7/25/41, Yield 7.50%                                            658
                  Federal Home Loan Bank               Maturity 4/15/05, Yield 4.63%                                          2,175
                  Federal Home Loan Mortgage Company   Maturity 7/15/04, Yield 6.25%                                            358
                  Fannie Mae Whole Loan                Maturity 7/15/05, Yield 7.00%                                          4,690
                  Fannie Mae Whole Loan                Maturity 5/19/30, Yield 7.50%                                          1,100
                  Fannie Mae Whole Loan                Maturity 12/25/41, Yield 7.50%                                           105
                  Ford Auto Owners Trust               Maturity 10/15/04, Yield 5.36%                                         1,102
                  Nissan Auto Owners Trust             Maturity 1/15/05, Yield 5.35%                                            939
                  Nissan Auto Owners Trust             Maturity 2/15/07, Yield 4.80%                                          1,367
                  PNC Student Loan Trust               Maturity 7/25/03, Yield 6.57%                                            844
                  Premier Auto Trust                   Maturity 4/8/03, Yield 5.82%                                             168
                                                                                                                      -------------
                                                       Total Current Value of Underlying Assets                              21,382

               State Street Bank and Trust Wrapper     Synthetic Wrapper Agreement                                           (1,014)
                                                                                                                      -------------
                                                       Total Contract Value of State Street Bank
                                                         and Trust                                                           20,368
                                                                                                                      -------------

               UBS AG:
                  Cash                                 --                                                                       135
                  American Exp Cr Acct Master Trust    Maturity 4/15/04, Yield 5.60%                                          2,139
                  American Exp Cr Acct Master Trust    Maturity 2/15/05, Yield 7.20%                                          1,619
                  BMW Owner Trust                      Maturity 6/25/05, Yield 5.11%                                          1,106
                  Citbank Credit Card Issuance Trust   Maturity 10/15/05, Yield 6.90%                                           920
                  Commonwealth Edison Trans Fund
                    Trust                              Maturity 3/25/05, Yield 5.44%                                            940
                  Federal Home Loan Mtge Co.           Maturity 4/15/08, Yield 5.75%                                          2,861
                  Illinois Power Supply Trust          Maturity 12/25/08, Yield 5.65%                                         2,677
                  Prime Credit Card Master Trust       Maturity 11/15/05, Yield 6.70%                                         2,234
                                                                                                                      -------------
                                                       Total Current Value of Underlying Assets                              14,631

               UBS AG Wrapper                          Synthetic Wrapper Agreement                                           (1,494)
                                                                                                                      -------------
                                                       Total Contract Value of UBS AG                                        13,137
                                                                                                                      -------------
                                                       Total Guaranteed Investment Contracts                                185,199
                                                                                                                      -------------

            REGISTERED INVESTMENT COMPANIES
               MFO Cap Guardian US Balanced FD         5,443,194 shares                                                      45,560
               MFO Cmc Hi Yield Fd                     254,649 shares                                                         1,976
               MFO Fidelity Magellan Fd Inc Open End
                 Fd                                    564,771 shares                                                        44,594
               MFO Hbr Fd Cap Appreciation Fd          235,441 shares                                                         4,758
               MFO Pimco Fds Pac Invt Mgmt Ser         1,782,872 shares                                                      19,023
               MFO Putnam Intl Growth Fd               657,730 shares                                                        10,793
               MFO Vanguard Emp Benefit Index Fd       1,791,343 shares                                                     132,418
               MFO Vanguard Index Tr Mid-Cap Index
                 Fd                                    125,831 shares                                                         5,638
               MFO Vanguard Specialized Portfolios     66,404 shares                                                          3,353
                                                                                                                      -------------
                                                       Total Registered Investment Companies                                268,113
                                                                                                                      -------------

            PLAN INTEREST IN MASTER TRUST
               Advent Unit Master Trust                                                                                       1,659
                                                                                                                      -------------
                                                       Total                                                          $     841,023
                                                                                                                      =============

*  Party in interest investment.

See accompanying independent auditors' report.

                                  EXHIBIT INDEX


Exhibit
   No.                                Exhibit
--------------------------------------------------------------------------------

23.1                KPMG LLP Independent Auditors' Consent

23.2 Copy of Arthur Andersen LLP Consent of Independent Public Accountants for the year ended December 31, 2001

99.1 Copy of Arthur Andersen LLP Report of Independent Public Accountants as of and for the year ended December 31, 2001

99.2                Certification